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                                                   August 11, 2020
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VIA EDGAR TRANSMISSION AND EMAIL
Daniel Duchovny
              Special Counsel, Office of Mergers and Acquisitions
              Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          RE: CoreLogic, Inc.
                 Soliciting Materials filed pursuant to Rule 14a-12 Filed on August 4, 2020
                 File No. 001-13585

Dear Mr. Duchovny:
              We are writing on behalf of our client, CoreLogic, Inc., a
Delaware corporation (   CoreLogic,
   CLGX    or the    Company   ), in response to the letter from the staff of
the Office of Mergers and Acquisitions in the
Division of Corporation Finance (the    Staff   ) of the Securities and
Exchange Commission, dated August 5, 2020
(the    Comment Letter   ), relating to the above-referenced solicitation
materials filed pursuant to Rule 14a-12 (the
   Solicitation Materials   ).

             Set forth below are CoreLogic   s responses to the comments raised
in the Comment Letter. For the
convenience of the Staff, each comment from the Comment Letter is reprinted in bold and is followed by
CoreLogic   s response.

       Copyright Material Omitted
 Solicitation Materials

    1. Please provide us your analysis for your apparent reliance on Rule 14a-12 for this filing. We note that you refer to filing a proxy statement for the special meeting, which would be subsequent to the possible success of the current solicitation.

Daniel Duchovny
August 11, 2020
Page 2

             Response: The Company filed the Solicitation Materials pursuant to Rule 14a-12, in light of the stated
             intention of Senator Investment Group, LP (together with its
affiliates,    Senator   ) and Cannae
             Holdings, Inc. (together with its affiliates,    Cannae   ) to
call a special meeting of the Company   s
             stockholders to remove and replace CoreLogic directors because the Company believed these materials could be deemed by the Staff to constitute a communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a
             proxy    with respect to the special meeting of the Company   s
stockholders that Senator and Cannae
             announced an intention to seek.
             The Company has now announced that a special meeting of stockholders will be held with respect to the removal and replacement of directors, and certain bylaw amendments requested by Senator and
             Cannae. This meeting has been called regardless of the possible
success of Senator and Cannae   s
             solicitation of stockholder requests to call a special meeting. In light of this development, the
             Company would expect to continue to make filings under Rule
14a-12.
    2.    Please ensure that you remove doubt expressed by your use of the
phrase    may be deemed    (slide 2)
          from whether the company, its directors and officers are participants in the solicitation. See
          Instruction 3 to Item 4 in Schedule 14A.
             Response: The Company confirms that in future soliciting material filed under Rule 14a-12, it will use
             the phrase    will be participants    rather than    may be deemed
to be participants    to remove doubt from
             its statement identifying the participants in the solicitation of
proxies from the Company   s
             stockholders in connection with the special meeting of stockholders that has been called by the
             Company.
    3. Each statement or assertion or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:
                       That you    have delivered exceptional financial and
operational results over time
                     (emphasis added; slide 3)
                          Response: The Company advises the Staff that it
believes that the assertion that it has
                             delivered exceptional financial and operational
results over time    is supported by a
                          number of facts, including the following:
                                From fiscal year 2011 through fiscal year
2020E, the Company is projected to have a
                              6% revenue compound annual growth rate (   CAGR
), 10% adjusted EBITDA
                              CAGR, 22% adjusted earnings per share CAGR, and
912 basis points adjusted
                              EBITDA margin expansion, based on the midpoint of
its guidance range disclosed on
                              July 23, 2020.
                                The Company has met or beat its adjusted EBITDA
guidance in each of the 12
                              quarters for which it has issued it.

Daniel Duchovny
August 11, 2020
Page 3
                               The Company has had a free cash flow conversion
rate of 55-65% in each of the last
                            five years.
                              Since the spin-off of the Company from First
American Financial Corporation in
                            2010, total stockholder return for the Company is
185% while the Company has
                            returned over $1.5 billion in capital to
stockholders.
                     That your financial metrics now    match higher-multiple
information peers.    (slide 3)
                        Response: The Company advises the Staff that it believes that a reasonable factual basis exists for this statement on slide 3 of the
Solicitation Materials. Exhibit 1 below shows
                        the Total Enterprise Value (   TEV   ) to 2020 EBITDA
multiples, 2020 revenue growth
                        and 2020 EBITDA margin for CoreLogic and other publicly traded information services
                        providers. CoreLogic   s estimated 10.9% 2020 revenue
growth is higher than all but one
                        of the publicly traded information services providers.
CoreLogic   s estimated 31.4% 2020
                        adjusted EBITDA margin is approximately consistent with the 25th percentile of the publicly traded information services providers. The Company publicly announced its intention to divest two businesses on July 23, 2020. Pro forma for these divestitures,
                        CoreLogic noted 2020 adjusted EBITDA margin would increase to approximately 35%, approximately consistent with the mean and median of the publicly traded information services providers. Despite 2020 revenue growth and 2020 adjusted EBITDA margin that are comparable with publicly traded information services providers, CoreLogic is currently trading at a TEV / 2020 adjusted EBITDA multiple below all publicly traded information services providers.

Daniel Duchovny
August 11, 2020
Page 4

Exhibit 1

                             Share Price
TEV /         20E Rev.          20E EBITDA
Company                        8/3/20       TEV         20E EBITDA
20E EBITDA     Growth            Margin
     CoreLogic               $   67.96     $ 6,831   $        590    1

11.6x       10.9%   2

                        31.4% / 35%   3


Information Services
   Providers
     S&P Global              $ 350.68      $88,241   $       3,873
22.8x        6.8%         54.1%
     Moody   s                   280.63       57,003           2,457
  23.2         4.4%         48.7%
     RELX                       21.74       51,818           3,428
15.1        (4.2%)        34.9%
     IQVIA                     161.18       42,020           2,299
18.3        (0.6%)        20.9%
     IHS Markit                 81.55       37,552           1,847
20.3        (1.9%)        42.8%
     Thomson Reuters            69.62       37,417           1,933
19.4         4.5%         31.3%
     Experian                   36.13       36,680           1,750
21.0         0.6%         34.2%
     Verisk                    186.96       33,216           1,307
25.4         6.3%         47.1%
     CoStar                    835.00       30,081             523
57.6        16.9%         31.9%
     Equifax                   162.86       22,856           1,298
17.6         8.5%         34.1%
     Wolters Kluwer             80.50       21,466           1,627
13.2         2.9%         29.2%
     TransUnion                 88.06       19,976           1,016
19.7         0.1%         38.1%
     Dun & Bradstreet           25.56       15,784             722
21.9        (0.8%)        41.4%
     Fair Isaac                438.17       13,519             415
32.5         5.8%         33.4%
     FactSet                   348.81       13,316             529
25.2         4.1%         35.0%
     Gartner                   125.66       12,847             631
20.4        (9.7%)        16.4%
                                                              Max
57.6x       16.9%         54.1%
                                                         75th Per.
23.7x        5.9%         41.7%
                                                          Average
23.3x        2.7%         35.9%
                                                          Median
20.7x        3.5%         34.5%
                                                          25th Per.
19.1x        (0.7%)         31.8%
                                                              Min
13.2x        (9.7%)         16.4%

Source: FactSet (8/3/20); CLGX public filings
Note: $ in millions, except per-share values
1.    20E Adj. EBITDA based on midpoint of FY 2020 guidance issued on July 23,
2020
2. 19A Revenue adjusted to exclude impact of previously announced business exits (AMC transformation and exit
    of non-core units);    20E Revenue based on midpoint of FY 2020 guidance
issued on July 23, 2020
3. CoreLogic disclosed that 2020 Adj. EBITDA margin would be ~35% pro forma for its two announced divestitures on July 23, 2020
                       That your       results are being recognized by the
market, as research analyst have
                     significantly increased price targets and commented on how CoreLogic is poised for a
                     re-rating of its stock.    (slide 3)
                            Response: The Company advises the Staff that it
believes that a reasonable factual
                            basis exists for this statement on slide 3 of the
Solicitation Materials. Exhibit 2 below
                            summarizes the evolution of research analysts
price targets since June 26, 2020, the
                            first business day after the Company announced
revised second quarter 2020 guidance.
                            Every equity analyst with a published price target
of which the Company is aware has
                            increased CoreLogic   s price target since June 26,
2020. We have included quotes from
                            several research analysts    published reports that
include commentary regarding
                            expectations for CoreLogic   s TEV / EBITDA
valuation multiple above its current
                            multiple of 11.6x.

Daniel Duchovny
August 11, 2020
Page 5

Exhibit 2




SunTrust
   We reiterate our Buy and lift our PT to $80 (12.9x C21E EBITDA). We argue CLGX is undervalued, owing to strong FCF and improving non-Mortgage fundamentals. While the company is tied to [mortgage] volumes - and a
debate will likely continue around long-term guidance     we contend new
non-Mortgage wins will boost organic
revenue growth and valuation. CLGX trades at just 11.3x C21E EBITDA. This compares with Info Services peers trading at ~22x. We expect 1-3x multiple expansion as organic revenue growth approaches 5% and EBITDA margin reaches 35%.


                        July 23, 2020

Wolfe Research
   We roll forward our PT from YE20 to YE21 and apply ~12x-13x EV/EBITDA multiple on our 2022 adj. EBITDA of $626mm (~$15mm below guidance midpoint), resulting in a $76 PT. Over the upcoming quarters we will watch for evidence of organic growth and see potential for a higher multiple if organic/non-origination driven acceleration and/or market share traction is demonstrated.


                        July 24, 2020

Barclays
    If CLGX is able to meet the high end of its 2021 revenue/EBITDA guidance, the stock could trade at a premium to our 12x base case multiple and trade to $82/share.


                        July 24, 2020

Daniel Duchovny
August 11, 2020
Page 6

Exhibit 2 (cont   d)
Stephens
   Even if the bid comes up empty, we do believe that CLGX will be better off as a company when the dust settles no matter the outcome as management has already put into motion several value creation drivers (strategy in place/tied to multiyear financial targets, cleaning up the core with necessary divestitures, turbo-charging innovation, more generous capital returns, etc.) all of which should have positive and lasting LT effects.


                        July 24, 2020

Dowling & Partners
   As a result of the company   s higher revenue base and stronger margin
prospects, we have increased our multiple assessments of its operations and are now estimating a fair value EV/EBITDA multiple of 12x+. Based on these multiples and our 2021 estimates, we are projecting a 12-month forward fair value of $68.50 - $70.50/shr, with the bottom end of this range in line with current trading levels.


                        July 29, 2020
                       That the    Cannae/Black Knight consortium    took a lot
of value that should have gone
                     to [Dun & Bradstreet] shareholders       (slide 4). In
this respect, we note that the D&B
                     initial public offering took place several months after the consortium acquired the company.
                            Response: The Company advises the Staff that it
believes that a reasonable factual
                            basis exists for this statement on slide 4 of the
Solicitation Materials. Dun & Bradstreet
                            was taken private by a consortium of investors that
included Cannae, Black Knight,
                            Inc. and William Foley in early 2019. The investor
consortium   s acquisition of Dun &
                            Bradstreet valued the company at a TEV of
approximately $7 billion, which
                            represented an approximately 13x trailing twelve
month TEV / EBITDA multiple.
                            Dun & Bradstreet returned to the public markets
through an initial public offering that
                            was preliminarily filed in January 2020 and priced
in June 2020. As of August 3, 2020,
                            Dun & Bradstreet was valued at a TEV of
approximately $15 billion, which represents
                            an approximately 21x trailing twelve month TEV /
EBITDA multiple. Stockholders
                            that sold to the investor consortium in 2019 did
not participate in almost $8 billion of
                            incremental value realized by Dun & Bradstreet at
the time of the IPO. Exhibit 3 below
                            shows the calculation of the trailing twelve month
TEV / EBITDA multiples at the
                            announcement of the transaction and as of today; we
also included excerpts from
                            several research analysts    published reports that
show consistent valuation multiples.

Daniel Duchovny
August 11, 2020
Page 7

Exhibit 3

                                                           Acquisition by
Consortium
                                                            of Investors
(Including

                   Post-
                                                                   William
Foley,              IPO Public
                                                               Cannae and Black
Knight)         Company
                Date                                                    8/8/18
                 8/3/20
                    Total Enterprise Value (TEV)               $
 6,972         $ 14,752
                    LTM Adjusted EBITDA                        $
   522         $    712
                TEV / LTM Adj. EBITDA
 13.4x            20.7x

Source: FactSet (8/3/20)
Note: $ in millions
Note: Dun & Bradstreet LTM (as of 8/3/20) Adj. EBITDA based on midpoint of 2019A Adj. EBITDA and consensus
2020E Adj. EBITDA

Take-private transaction:
J.P. Morgan
   The purchase price represents an enterprise value of $6.9bn or a ~13x EV/EBITDA multiple. We note that while
DNB   s transaction multiple is below its publicly traded peers, it is similar to private equity acquisitions of scaled assets within the Info Services sector.


                        August 8, 2018

Post-IPO public company:
Credit Suisse
   Our Outperform rating and $30 target price contemplates ~18.5x 2022E EBITDA. We believe our multiple is fair as it is at the low-end relative to information services peers spanning ~17x-24x. We believe a 3-turn discount to the peer group average of ~21.5x is fair given DNB will initially have high leverage + notable sponsor overhang in addition to execution risk surrounding transformation efforts.


                        August 6, 2020

Financial and valuation metrics

    Year                                              12/19A
12/20E            12/21E         12/22E
    EPS (CS adi.) (US$)                                 0.63
      0.90       1.05           1.15
    Prev. EPS (US$)                                     0.92
                   0.90           1.00
    Revenue (US$ m)                                  1,757.4
   1,749.9    1,780.5        1,845.0
    EBITDA (US$ m)                                     707.3
     720.0      770.0          805.0
    P/OCF (x)
      30.0       27.0           23.7
    EV/EBITDA (current)                                 21.6
      21.2       19.9           19.0
    Net debt (US$ m)                                   3,802
     3,081      2,770          2,389
    ROIC (%)                                            6.57
      6.07       8.71           9.60
    Number of shares (m)                             423.00        IC (current,
US$ m)                      6,411.70
    Net debt (Next Qtr., US$ m)                      3,270.5       Dividend
(current, US$)
    Net debt/tot eq (Next Qtr., %)                      92.1

Source: Company data, Refinitiv, Credit Suisse estimates

Daniel Duchovny
August 11, 2020
Page 8

                         The three entries under the last bullet point on slide
8.
                       Response: The Company advises the Staff that it believes that a reasonable factual basis exists for each of the last three entries under the last bullet point on slide 8 of the
                      Solicitation Materials.
                      With respect to the first entry under the last bullet point on slide 8, the Company believes that its claim that Senator and Cannae
[r]ushed to publicly announce their
                      proposal to try to claim credit for the stock price jump is supported by a number of facts, including the following:
                         On June 25, 2020, the Company released its updated
guidance for the second quarter
                       of fiscal year 2020. The Company   s stock price traded
up 9% to $57.80 after the
                       market close on June 25, 2020, following the release of its updated guidance and before Senator and Cannae publicly announced their public proposal to acquire
                       CoreLogic (the    Senator and Cannae Acquisition
Proposal   ) the next morning.
                         Senator and Cannae announced that they had delivered
the Senator and Cannae
                       Acquisition Proposal and hoped to discuss the Senator and Cannae Acquisition
                       Proposal with the Board before they had even
communicated the Senator and Cannae
                       Acquisition Proposal to the Company.
                         As described in further detail below, at the time they
publicly announced the Senator
                       and Cannae Acquisition Proposal, Senator and Cannae did not actually have economic
                       exposure to 15% of the Company   s outstanding common
stock, as they claimed to
                       have in the press release announcing the Senator and Cannae Acquisition Proposal
                       (the    Acquisition Proposal Press Release   ), and only
reached this level of beneficial
                       ownership by acquiring additional shares after they released the Acquisition Proposal
                       Press Release.
                         In Senator and Cannae   s preliminary solicitation
statement, filed with the Staff on
                       July 31, 2020, as amended (the    Senator and Cannae
Preliminary Solicitation
                       Statement   ), Senator and Cannae disclose that they
began discussing a potential
                       partnership with respect to their investment in CoreLogic as early as October 2019.
                       Despite the significant amount of time between the beginning of Senator and
                       Cannae   s partnership and the date of the Senator and
Cannae Acquisition Proposal,
                       Senator and Cannae never attempted to engage with the Company about a potential acquisition prior to making the Senator and Cannae Acquisition Proposal public.
                       Rather, Senator and Cannae made the Senator and Cannae Acquisition Proposal only
                       after the Company   s stock price increased in after
market trading following the
                       announcement of the Company   s updated second quarter
guidance for fiscal year
                       2020 and made the Senator and Cannae Acquisition Proposal public prior to ever to communicating it to the Company.

Daniel Duchovny
August 11, 2020
Page 9

                         Senator and Cannae have consistently referenced the
Company   s stock price on
                       June 15, 2020 when calculating the premium offered by their $65.00 per share offer
                       price, instead of acknowledging that the Company   s
stock price had already increased
                       to $57.80 per share following the Company   s release of
its updated second quarter
                       guidance and prior to Senator and Cannae publicly announcing the Senator and
                       Cannae Acquisition Proposal. All of these facts together strongly support a clear conclusion that Senator and Cannae were rushing to announce the Senator and Cannae
                       Acquisition Proposal to take credit for the increase in
the Company   s stock price after
                       it announced its updated guidance for the second quarter of fiscal year 2020.
                      With respect to the second entry under the last bullet point on slide 8, the statement that
                      Senator and Cannae    scrambled to buy shares after
issuing their press release so that
                       they would actually own the percentage of shares previously owned in their press
                      release    is evidenced by Senator and Cannae   s
Schedule 13D, filed on June 30, 2020,
                      as amended (the    Senator and Cannae 13D   ). Despite
the fact that Senator and Cannae
                      claimed in the Acquisition Proposal Press Release that they had economic exposure to
                      shares representing approximately 15% of the Company   s
outstanding common stock,
                      Schedule 1 to the Senator and Cannae 13D shows that Senator and Cannae acquired
                      2,436,190 shares of the Company   s common stock
(representing approximately 3% of
                      the Company   s outstanding shares of common stock) after
releasing the Acquisition
                      Proposal Press Release, at prices up to $68.27 (which is $3.27 higher than Senator and
                      Cannae   s offer price of $65.00 per share). According to
the Senator and Cannae 13D, it
                      was only after acquiring these additional shares that Senator and Cannae had economic
                      exposure to shares representing 15% of the Company   s
outstanding common stock,
                      which shows that they needed to buy additional shares after issuing the Acquisition
                      Proposal Press Release in order to reach the level of beneficial ownership claimed by
                      Senator and Cannae in the Acquisition Proposal Press Release. The Company believes that there is no logical inference other than that Senator and Cannae were scrambling to acquire the shares they had previously publicly claimed to own.
                      With respect to the third entry under the last bullet point on slide 8, the statement that the Company believes that Senator and Cannae have attempt[ed] to obfuscate how
                      CoreLogic   s substantially enhanced performance and
go-forward prospects
                      demonstrate value far in excess of their proposal    is
supported by the following:
                         In Senator and Cannae   s press release dated July 7,
2020, they state that       today   s
                       multi-year forecast implies wildly optimistic assumptions including mortgage originations well above consensus industry projections. This statement of opinion
                       (which is not identified as such) lacks support and is inconsistent with the outlook of multiple market sources.

Daniel Duchovny
August 11, 2020
Page 10

                         In the Special Meeting Press Release (as defined
below), Senator and Cannae state
                       that       the Company has tried to use this temporary
surge in mortgage volumes as
                       evidence of a spectacular turnaround whereby CoreLogic will sustainably achieve a
                       tremendous inflection in growth.    This statement of
opinion (which is not identified
                       as such) lacks support and is inconsistent with the outlook of multiple market sources.
                         The Company has publicly outlined in extensive detail
the support for its financial
                       guidance including:
                             1.   Approximately 60% of the Company   s FY 2021
assumed organic revenue
                                  growth target of 5%, or $95 million, is
secured by contract wins (including
                                  four mega wins).
                             2.   The Company   s mortgage origination market
forecast of $2.87 trillion in
                                  2020 and $2.58 trillion in 2021 are broadly
in line with other market
                                  participants (refer to page 9 of the Company
 s second quarter earnings
                                  results presentation). This is a 10%+ decline
in mortgage originations in
                                  2021.
                             3.   Third party data (Black Knight (a company
connected to Cannae through
                                  multiple interconnected relationships)
Mortgage Monitor Report) supports
                                  a substantial backlog (approximately $6.5
trillion) of mortgages to be
                                  refinanced.
                             4.   Approximately 95% of the Company   s revenue
is recurring, providing a
                                  clear line of sight into forecasts.
                                 5.   The Company announced planned
divestitures which will further reduce
                                     mortgage sensitivity. Pro forma for the
transactions the Company expects
                                     to be at approximately 45% non-mortgage
business, up from 40% today.
   4. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.
                     That    Senator/Cannae have pursued stealth accumulations
and flooded the market with
                   misleading statements and specious attacks    and       have
launched a misinformation
                   campaign.    (slide 3)

Daniel Duchovny
August 11, 2020
Page 11

                        Response: With respect to the statements on slide 3 referenced by the Staff, the
                        Company advises the Staff that it does not believe that the referenced statements are false or misleading within the meaning of Rule 14a-9 and believes that a reasonable factual basis for these statements exists based on the following:
                             Based on their public disclosure made following
the Senator and Cannae Acquisition
                           Proposal, it has become clear that Senator and
Cannae have been discussing a
                           partnership to acquire CoreLogic since October 20191
and since that time have been
                           building an economic position in CoreLogic. In the
Senator and Cannae 13D filed
                           four days after they made their proposal public,
Senator and Cannae disclose that they
                           acquired a significant portion of their stake in
CoreLogic through undisclosed
                           derivatives and as a result, Senator and Cannae took
the position they were not
                           required to comply with certain public filing
requirements that would apply if they
                           directly acquired shares of the Company   s common
stock. Senator and Cannae have
                           also stated in the Senator and Cannae Preliminary
Solicitation Statement and in their
                           widely disseminated press release titled    Cannae
Holdings and Senator Investment
                           Group Propose Nine Independent, Highly Accomplished
Directors for CoreLogic
                           Board and Begin Process to Call Special Meeting
issued on July 29, 2020 (the
                              Special Meeting Press Release   ), that they own
10% of the Company   s outstanding
                           common stock, without disclosing that a portion of
their current    ownership    (1.8%)
                           is held through stock-settled derivatives. These
actions by Senator and Cannae
                           demonstrate that Senator and Cannae acquired their
ownership position in a    stealth
                           manner that did not provide the public with notice
of their purchases or their intent to
                           acquire the Company prior to their public
announcement of the Senator and Cannae
                           Acquisition Proposal and that since the public
announcement of their proposal, they
                           have continued to take steps to disguise the nature
of their ownership.
                             Senator and Cannae disclosed in the Senator and
Cannae Preliminary Solicitation
                           Statement that they have been discussing a potential
partnership with respect to
                           CoreLogic since October 2019. Despite the
significant amount of time between the
                           beginning of Senator and Cannae   s partnership and
the date of the Senator and
                           Cannae Acquisition Proposal, Senator and Cannae
never attempted to engage with the
                           Company or informed the Company that they were
working together with respect to
                           their investment in CoreLogic. The only public
disclosure they appear to have made
                           about their partnership is a vague statement in
Cannae   s Form 10-K for the fiscal year
                           ended December 31, 2019 (the    Cannae 10-K   ) that
Cannae entered into    a limited
                           partnership with an investment fund
 1
    The Senator and Cannae Preliminary Solicitation Statement, in the section
entitled    Background and Past
    Contacts.

Daniel Duchovny
August 11, 2020
Page 12

                             manager designed to opportunistically trade in
marketable securities    and that Cannae
                             contributed cash in exchange for limited
partnership interests in the equity fund
                             representing a 49% ownership interest (which also
conflicts with the description of
                             the partnership in the section of the Senator and
Cannae Preliminary Solicitation
                             Statement entitled    Background and Past
Contacts,    as the description in that section
                             implies that the partnership was formed with the
particular goal of acquiring
                             CoreLogic securities, not marketable securities
generally). This disclosure appears to
                             be a reference to the formation of Senator Focused
Strategies LP based on the fact that
                             the partnership referenced in the Cannae 10-K was
formed at approximately the same
                             time as Senator Focused Strategies LP and, based
on the letter agreement between
                             Senator Focused Strategies LP, Senator and Cannae
dated July 17, 2020 and attached
                             as Exhibit 3 to the Senator and Cannae 13D, Cannae
appears to own interests in
                             Senator Focused Strategies LP.
                               In June 2020, Cannae sold approximately $455
million of common stock in an
                             underwritten offering. The June 10, 2020
prospectus supplement with respect to the
                             offering (such supplement, the    Cannae
Prospectus Supplement    and such offering,
                             the    Cannae June 2020 Offering   ), stated that
the use of proceeds was    to fund future
                             acquisitions or investments, including potential
investments in existing portfolio
                             companies, and for general corporate purposes.
As noted previously in this letter,
                             based on the Cannae 10-K, the Letter Agreement and
the Senator and Cannae 13D, it
                             appears Senator and Cannae entered into their
partnership for the particular purpose of
                             acquiring CoreLogic securities in December 2019,
six months prior to the filing of the
                             Cannae Prospectus Supplement and had been
effectuating their plan before and during
                             June. Therefore, it seems clear that at the time
of the Cannae June 2020 Offering,
                             Cannae had an express intent to acquire CoreLogic
securities. The failure to disclose
                             that CoreLogic was a specific target is not only a
sign of a campaign of stealth
                             accumulations, but also suggests that Cannae
omitted information required by Item
                             504 of Regulation S-K (and its related
instructions) when it filed the Cannae
                             Prospectus Supplement.
                               Senator and Cannae have also made multiple false
or misleading statements in their
                             press releases and other public filings made in
support of the Senator and Cannae
                             Acquisition Proposal. The following list, though
not exhaustive, highlights some of
                             the more significant misstatements made by Senator
and Cannae. The examples
                             below, as well as additional examples of
misstatements made by Senator and Cannae,
                             are described in further detail in the letter from
Skadden, Arps, Slate, Meagher &
                             Flom LLP (   Skadden   ), the Company   s legal
counsel, to the Staff, dated August 6,
                             2020, regarding certain deficiencies in the
Senator and Cannae Preliminary
                             Solicitation Statement and the Special Meeting
Press Release, as supplemented by
                             Skadden   s letter to the Staff dated August 7,
2020.
                   1. In the section of the Senator and Cannae Preliminary Solicitation Statement
                       entitled    Background and Past Contacts,    Senator and
Cannae state that
                          [t]o date, the Board has failed to engage in
good-faith discussions with
                       Senator or Cannae regarding the Offer.    This statement
is false, as the
                       Board did engage with Senator and Cannae regarding the Senator and
                       Cannae Acquisition Proposal on July 14, 2020, to learn more about the
                       Senator and Cannae Acquisition Proposal, to discuss the
Company   s value
                       drivers and why they believe the Senator and Cannae Acquisition Proposal significantly undervalues the Company and to discuss potential deal certainty, including regulatory, financing and other issues related to the
                       Senator and Cannae Acquisition Proposal. Additionally,
the Company   s
                       legal counsel met with Senator and Cannae   s legal
counsel the following
                       day to further discuss potential regulatory issues with respect to the Senator and Cannae Acquisition Proposal. Senator and Cannae themselves acknowledge that these meetings occurred in that same section of the
                       Senator and Cannae Preliminary Solicitation Statement.

Daniel Duchovny
August 11, 2020
Page 13

                  2. In the second paragraph of the Special Meeting Press Release, Senator and
                       Cannae claim that the Company increased its share count in order to dilute
                       [Senator and Cannae   s] beneficial ownership below the
10% threshold
                       required to call a Special Meeting.    However, this
statement is incorrect
                       and misleading, as the increase in the Company   s share
count by
                       approximately 47,000 shares, which amounts to less than a 0.06% increase, resulted from ordinary course issuances under the
Company   s employee
                       plans arising from commitments from periods prior to the Senator and
                       Cannae Acquisition Proposal and at levels consistent with prior periods.
                       These issuances included ordinary course issuances under
the Company   s
                       pre-existing employee stock purchase plan elections, expiring options, vested RSU distributions and option exercises by a retiring director.
                  3. In the sections of the Senator and Cannae Preliminary Solicitation
                       Statement entitled    Background and Past Contacts,
 The Special Meeting
                       and    Certain Relationships,    as well as in two
places in the Special Meeting
                       Press Release under the headings    The Company Has
Deployed a
                          Scorched Earth    Defense    and    Certain
Information Concerning the
                       Participants,    Senator and Cannae indicate that they
have    beneficial
                       ownership,    or    ownership,    of 9.99% of the
Company   s common stock.
                       However, Senator and Cannae have actual ownership of only 8.2% of the
                       Company   s outstanding common stock that they are
entitled to vote, which
                       they admit in the sections entitled    Background and
Past Contacts    and
                          The Special Meeting    of the Senator and Cannae
Preliminary Solicitation
                       Statement. Senator and Cannae fail to make clear that the other 1.8% of the
                       Company   s outstanding shares held by Senator and
Cannae is in the form
                       of stock-settled derivatives and not actual shares of common stock. This omission is especially significant because in the Special Meeting Press
                       Release, Senator and Cannae accused the Company of issuing additional
                       shares in order to dilute Senator and Cannae   s common
stock ownership
                       below the 10% common stock ownership threshold to call a special meeting, a threshold that they never met.

Daniel Duchovny
August 11, 2020
 Page 14

                                   4.   In the Senator and Cannae Preliminary
Solicitation Statement, as well as
                                        their other press releases and public
filings, Senator and Cannae have failed
                                        to disclose that on June 29, 2020,
Senator filed for approval under the Hart-
                                        Scott-Rodino Antitrust Improvements Act
of 1976 (   HSR   ) to acquire
                                        voting securities of the Company in
excess of $188 million and to provide
                                        any update on the status of such
filing, including whether it was withdrawn
                                        or whether Senator received a    second
request,    subpoena or a civil
                                        investigative demand from the Federal
Trade Commission (the    FTC   ).
                                        CoreLogic disclosed on Friday that it
received a subpoena and a civil
                                        investigative demand from the FTC
related to an investigation of Senator
                                        and Cannae.
                                   5.   In the Special Meeting Press Release,
under the heading    The Company
                                        Has Deployed a    Scorched Earth
Defense,    Senator and Cannae allege that
                                        the Company    [a]ctively invit[ed]
regulatory scrutiny in an attempt to
                                        impede a transaction.    However, this
claim is false and in fact, without
                                        being prompted by CoreLogic, the FTC
contacted the Company (not the
                                        other way around) regarding the Senator
and Cannae Acquisition Proposal.
                                   6.   In the section of the Senator and
Cannae Preliminary Solicitation Statement
                                        entitled    Background and Past
Contacts,    Senator and Cannae claim that
                                        the Board implemented    defensive
measures    including    raising guidance
                                        in a highly irregular evening
announcement five days before the end of the
                                        quarter.    However, the Company has
updated guidance in the past and had
                                        no knowledge of the Senator and Cannae
Acquisition Proposal when it
                                        released its updated second quarter
guidance for fiscal year 2020.
                       The use of quotation marks on the word independent on slide 9 when referring to
                     Mr. Martire   s membership on the board of directors of
Cannae.
                          Response: The Company advises the Staff that it does
not believe that the statement
                          referenced by the Staff is false or misleading within
the meaning of Rule 14a-9 and
                          believes that a reasonable factual basis exists for
such statement. The Company used
                          quotation marks around the word independent on slide
9 of the Solicitation Materials
                          when referring to Frank Martire Jr.   s membership on
Cannae   s board of directors to
                          highlight the fact that Mr. Martire   s son, Frank
Martire III, serves on the executive
                          management team of Trasimene Capital Management, LLC
(   TCM   ), the external
                          manager of Cannae, which reasonably calls into
question Frank Martire Jr.   s
                          independence from management, as well as his status
as an independent director under
                          the rules of the New York Stock Exchange (   NYSE
),2 and the rules of the Securities
                          and Exchange Commission (the    SEC   ), which
require members of the compensation
                          committee and the audit committee to be independent.3


2
    NYSE Listed Company Manual 303A.02: A director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other
company   s consolidated gross revenues.
3
         240.10A-3 and 240.10C-1 of the Securities Exchange Act of 1934, as amended.

Daniel Duchovny
August 11, 2020
Page 15

                          As disclosed by Cannae in a Form 8-K, filed on August
27, 2019 (the    Cannae 8-K   ),
                          TCM entered into a management services agreement with
Cannae, pursuant to which
                        TCM manages Cannae   s operations and in exchange, TCM
is paid a management fee by
                       Cannae. According to the Cannae 8-K, TCM has significant control over Cannae and is
                       responsible for, among other things,    (a) managing the
day-to-day business and
                       operations of [Cannae] and its subsidiaries (the
Subsidiaries   ), (b) evaluating the
                       financial and operational performance of the
Subsidiaries and [Cannae   s] other assets,
                       (c) providing a management team to serve as executive officers of [Cannae] and the
                       Subsidiaries and (d) performing (or causing to be performed) any other services for and on behalf of [Cannae] and the Subsidiaries customarily performed by executive officers and employees of a public company.
                       If Frank Martire III is or was an executive officer of TCM within the last three years at any time, which is a reasonable inference given his title of Managing Director and the
                       seven person    Executive Team    set forth on TCM   s
website excerpted below, this would
                       make Frank Martire Jr. non-independent under NYSE rules. Cannae disclosed
                       $2.1 million of management fees payable to TCM for the two-month period from
                       November 1, 2019 to December 31, 2019 alone under the management services
                       agreement executed on August 27, 2019.4 TCM   s
management fee is calculated quarterly
                       at 0.375% of the cost of invested capital of the Cannae portfolio companies as defined and disclosed in the master services agreement.5
                       In addition to Frank Martire III, TCM   s executive team
includes William Foley (the
                       Chairman of Cannae), Richard Massey (the Chief Executive Officer of Cannae) and
                       David Ducommon (the Senior Vice President of Mergers and Acquisitions for Cannae).
                       TCM   s website (at least as recently as July 27, 2020)
previously listed their executive
                       team; however, the page has since been removed, which calls into question whether
                       TCM and Cannae have recognized that the nature of their relationship may be problematic.


4
    The Cannae 10-K.
5
    The Cannae 8-K.

Daniel Duchovny
August 11, 2020
Page 16

                       Executive
                       Team
                                          William P. Foley, II
                                        Senior Managing Director

                                          Richard N. Massey
                                        Senior Managing Director

                                             Richard L. Cox
                                            Managing Director

                                          David W. Ducommun
                                           Managing Director

                                             Brad Ridgeway
                                            Managing Director

                                            Frank R. Martire
                                            Managing Director
                                              Michael L. Gravelle
                                           Chief Compliance Officer
                         Frank Martire Jr. also appears to have a close
relationship with Mr. Foley and his
                         network of affiliated entities, including:
                              Frank Martire III and Frank Martire Jr. are both
partners in Bridgeport Partners LP
                            (   Bridgeport Partners   ).6 As indicated in the
Form S-1, filed by Trebia Acquisition
                            Corp. (   Trebia   ) on June 1, 2020 (the    Trebia
S-1   ), BGPT Trebia LP (   BGPT
                            Trebia   ), an affiliate of Bridgeport Partners,
and Trasimene Trebia, LP (   Trasimene
                            Trebia   ), are the initial public offering (   IPO
  ) sponsors of Trebia, a special purpose
                            acquisition company co-founded by Mr. Foley and
Frank Martire Jr. Further, the
                            Trebia S-1 indicates that Cannae    has an
approximately 26% limited partnership
                            interest in [Trasimene Trebia] and an indirect
economic interest in 15% of the founder
                            shares, which equates to an indirect economic
interest in 3% of the outstanding
                            ordinary shares    of Trebia after the IPO. Cannae
 s investment in Trebia also presents
                            an opportunity for TCM, where Frank Martire III
serves as Managing Director, to
                            profit regardless of Trebia   s performance. As
discussed above, TCM   s compensation
                            is tied to Cannae   s cost of invested capital, not
its return on invested capital. By
                            causing Cannae to invest in Trebia, Cannae   s
executives increased the capital base
                            upon which TCM will be compensated.
                              Cannae, Black Knight, Inc. and Motive Partners
(an entity for which Frank Martire III
                            served as an executive committee member and General
Counsel from 2016 to 2019)
                            were among a small group of investors that together
acquired Dun & Bradstreet in
                            February 2019.7

6
    https://bgptpartners.com/team.
7

http
s://
www.
prne
wswi
re.com/news-releases/motive-partners-completes-significant-investment-in-dun--
    bradstreet-300793048.html.

Daniel Duchovny
August 11, 2020
Page 17

                              Frank Martire Jr. owns a minority interest in
Black Knight Sports and Entertainment
                            LLC, an entity in which Mr. Foley is the majority
interest holder.8
                         Based on the above facts, CoreLogic believes that
there is a reasonable factual basis to
                         question whether Frank Martire Jr. should be
identified as an independent director, in
                         light of his significant family relationships with a
member of TCM   s management team
                         and relationships with other entities affiliated with
Mr. Foley. The Company included
                         quotation marks around the word independent on slide 9
of the Solicitation Materials to
                         call attention to this issue, which is particularly
significant in light of the fact that if
                         Frank Martire Jr. is not independent, a majority of
directors on Cannae   s board are not
                         independent, the Chairman of Cannae   s Compensation
Committee is not independent
                         and a member of Cannae   s Audit Committee is not
independent, which violates the
                         independence requirements of both the NYSE and the SEC
and calls into question
                         Cannae   s corporate governance practices, which the
Company believes would be of
                         interest to stockholders.
                         That    Each 1x of multiple expansion adds ~$7/share
to [your] stock price.    (slide
                         12)
                         Response: The Company advises the Staff that it
believes that a reasonable factual basis
                         exists for this statement on slide 12 of the
Solicitation Materials. Exhibit 4 below shows
                         the calculation of CoreLogic   s current TEV and TEV /
2020 adjusted EBITDA multiple.
                         At $67.96 (the closing stock price on August 3, 2020),
CoreLogic has a TEV of
                              approximately $6.8 billion, which represents an
11.6x TEV / 2020 adjusted EBITDA
                             multiple. Increasing CoreLogic   s TEV / 2020
adjusted EBITDA multiple to 12.6x
                             implies a share price of $75.39     an increase of
$7.43     holding all other assumptions
                             constant.


8
    Cannae   s 2020 annual meeting proxy statement, filed on Schedule 14A, dated April 29, 2020.

Daniel Duchovny
August 11, 2020
Page 18

Exhibit 4

               Illustrative CLGX TEV /    20E Adj. EBITDA Multiple
        11.6x        12.6x
                     (x)    20E Adj. EBITDA
      $ 5901       $ 5901
               TEV
    $ 6,831      $ 7,421
                     (-) Net Debt
     (1,431)      (1,431)
               Equity Value
    $ 5,400      $ 5,990
                     (/) Shares Outstanding
         79           79
               Implied Share Price
    $ 67.96      $ 75.39
                     $ Increase
                 $ 7.43
                     Source: FactSet (8/3/20); CLGX public filings
                     Note: $ in millions, except per-share values
                     1.    20E Adj. EBITDA based on midpoint of FY 2020
guidance issued on July 23, 2020
    5.      Please tell us what are the four mega wins you reference on slide
5.
               Response: CoreLogic defines    mega wins    as contracts in
excess of one year in duration and greater
               than $10 million in revenue. CoreLogic has recently entered into contracts meeting this definition with
               (i) a leading national mortgage lender, with respect to valuations solutions / appraisal services, (ii) a large mortgage servicer, with respect to real estate tax and payment solutions, (iii) a large government agency, with respect to replacement cost and hazard / spatial data services and (iv) a large national insurance company, with respect to replacement cost and claims data and platforms.
    6. Please provide us supplemental support for your disclosure in the third and fourth bullet points on slide 7 and for the second entry under the first bullet point on slide 8.
               Response: With respect to the third bullet point on slide 7 and the second entry under the first bullet point on slide 8 of the Solicitation Materials, the Company notes that it is aware that Senator made an
               HSR filing on June 29, 2020, because it received a notice of such filing on July 1, 2020, from the
               FTC   s Premerger Notification Office, Bureau of Competition,
which stated that    [Senator] intends to
               acquire certain voting securities of CoreLogic, Inc.    The
Company is also aware that the FTC is
               investigating the Senator and Cannae Acquisition Proposal because the FTC notified the Company of such investigation on July 14, 2020, and requested that the Company produce certain information in
               connection with the FTC   s investigation. Further, on August 7,
2020, the Company received a Civil
               Investigative Demand and subpoena from the FTC as part of the
FTC   s investigation into Senator and
               Cannae, requiring that the Company produce information in connection with that investigation.
               Finally, Senator   s HSR filing indicates they have a desire to
acquire additional voting securities of the
               Company above the 8.2% that they currently own, but to date, Senator has not done so, despite having the contractual ability, according to the Senator and Cannae 13D, to acquire an

Daniel Duchovny
August 11, 2020
Page 19
                additional 1.8% of the Company   s common stock through the
exercise of forward purchase contracts.
               Since Senator made an HSR filing on June 29, 2020, the 30-day waiting period for Senator to acquire
               additional shares of the Company   s stock would have expired,
absent an extension of the waiting
               period by the FTC in order to further investigate the proposed acquisition. Therefore, based on all the facts that the Company is aware of, it is reasonable to believe that the FTC has not granted clearance for Senator to acquire additional shares, including through the exercise of forward purchase contracts, in light of its ongoing investigation.
               With respect to the fourth bullet point on slide 7 of the Solicitation Materials, the Company notes that
               Cannae has not submitted an HSR filing for an acquisition of CoreLogic because the Company to date
               has not received a notice from the FTC   s Premerger
Notification Office, Bureau of Competition,
               indicating that Cannae intends to acquire certain voting securities of CoreLogic, which notice is required by the HSR Act.
      7. Please provide us supplementally the analyst reports referenced on slide 10.
               Response: Concurrent with this filing, the Company is providing to the Staff, under separate cover, copies of the analyst reports referenced on slide 10 of the Solicitation Materials.

             Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116.

                                                                        Very
truly yours,
                                                                        /s/
Richard J. Grossman
                                                                        Richard
J. Grossman

Enclosure
cc: F. Aaron Henry
            Chief Legal Officer and Corporate Secretary
            CoreLogic, Inc.

       Angela Grinstead
              Executive, Deputy General Counsel and Assistant Secretary CoreLogic, Inc.

Daniel Duchovny
August 11, 2020
Page 20

                            Materials Responsive to Question 7 of the Comment
Letter